Exhibit 99.5

TELESAT CORPORATION If you vote by the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 0266IA Fold Fold Form of Proxy - Annual General Meeting to be held on June 3, 2026 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc . ), then all those registered should sign this proxy . If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated . If you are voting on behalf of a corporation you are required to provide your name and designation of office, e . g . , ABC Inc . per John Smith, President . 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy . 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management . 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for . If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly . 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law . 8. This proxy should be read in conjunction with the accompanying documentation provided by Management . Proxies submitted must be received by 1:30 p.m., Eastern Time, on June 1, 2026. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Internet To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com . To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this document. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com Security Class Holder Account Number

Fold Fold If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist . T Q S Q 390884 A R 1 0266JA Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. Appointment of Proxyholder I/We being holder(s) of securities of Telesat Corporation Print the name of the person you are appointing if this (the “Corporation”) hereby appoint: Daniel S. Goldberg, OR person is someone other than the Management Nominees or failing this person, Christopher DiFrancesco (the listed herein. “Management Nominees”) Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/telesat and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with an invite code to gain entry to the online meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held online at https : //meetnow . global/M 4 DTZXP on June 3 , 2026 at 1 : 30 p . m . , Eastern Time and at any adjournment or postponement thereof . HIGHLIGHTED TEXT VOTING RECOMMENDATIONS ARE INDICATED BY OVER THE BOXES. 1. Election of Directors 01. Michael Boychuk For Withhold 04. Richard Fadden 02. Janet Yeung For Withhold 05. Daniel S. Goldberg 03. Jane Craighead For Withhold 06. Henry (Hank) Intven 2. Appointment of Auditors Appointment of Deloitte LLP Chartered Professional Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 07. David Morin 08. Dr. Mark H. Rachesky 09. Guthrie Stewart Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting . 10. Michael B. Targoff Residency Status Declaration of Canadian Status Pursuant to the Articles of Telesat Corporation and formation documents of Telesat Partnership LP, the Class A Common Shares of Telesat Corporation and the Class A Units of Telesat Partnership LP, as applicable, may only be beneficially owned or controlled, directly or indirectly, by Canadians (as defined in the Investment Canada Act and as set forth below). The undersigned certifies that it has made reasonable inquiries as to the Canadian status of the registered holder and the beneficial owner of the shares represented by this proxy and has read the definitions set out below so as to make an accurate Declaration of Canadian status. The undersigned hereby certifies that the shares or units represented by this proxy are (check one box based on the definitions set out below): owned and controlled by a Canadian owned and controlled by a Non - Canadian Definitions: For purposes of this Proxy, the following definitions and interpretations shall apply : “ Canadian ” means, as defined in the Investment Canada Act , (a) a Canadian citizen; (b) a permanent resident within the meaning of subsection 2(1) of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship; (c) a Canadian government, whether federal, provincial or local, or an agency thereof; or (d) an entity that is Canadian - controlled, as determined under subsection 26 (1) or (2) of the Investment Canada Act and in respect of which there has been no determination made under any of subsections 26 ( 2 . 1 ), ( 2 . 11 ) and ( 2 . 31 ) of the Investment Canada Act or declaration made under subsection 26 ( 2 . 2 ) or ( 2 . 32 ) of the Investment Canada Act . “ Canadian - controlled ” means, for purposes of the definition of Canadian and as set forth in Section 26 (1) or (2) of the Investment Canada Act , (1) subject to subsections 26 ( 2 . 1 ) to ( 2 . 2 ), ( 2 . 31 ) and ( 2 . 32 ) of the Investment Canada Act , (a) where one Canadian or two or more members of a voting group who are Canadians own a majority of the voting interests of an entity, it is a Canadian - controlled entity; (b) where paragraph (a) does not apply and one non - Canadian or two or more members of a voting group who are non - Canadians own a majority of the voting interests of an entity, it is not a Canadian - controlled entity; (c) where paragraphs (a) and (b) do not apply and a majority of the voting interests of an entity are owned by Canadians and it can be established that the entity is not controlled in fact through the ownership of its voting interests by one non - Canadian or by a voting group in which a member or members who are non - Canadians own one - half or more of those voting interests of the entity owned by the voting group, it is a Canadian - controlled entity; and (d) where paragraphs (a) to (c) do not apply and less than a majority of the voting interests of an entity are owned by Canadians, it is presumed not to be a Canadian - controlled entity unless the contrary can be established by showing that: i. the entity is controlled in fact through the ownership of its voting interests by one Canadian or by a voting group in which a member or members who are Canadians own a majority of those voting interests of the entity owned by the voting group, or ii. in the case of an entity that is a corporation or limited partnership, the entity is not controlled in fact through the ownership of its voting interests and two - thirds of the members of its board of directors or, in the case of a limited partnership, two - thirds of its general partners, are Canadians. (2) Subject to subsections 26 ( 2 . 1 ) to ( 2 . 2 ), ( 2 . 31 ) and ( 2 . 32 ) of the Investment Canada Act , if it can be established that a trust is not controlled in fact through the ownership of its voting interests, subsection (1) does not apply, and the trust is a Canadian - controlled entity if two - thirds of its trustees are Canadians . (3) Where two persons own equally all of the voting shares of a corporation and at least one of them is non - Canadian, the corporation is not a Canadian - controlled entity . “ control ” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of any body corporate or otherwise. “ entity ” means a corporation, partnership, trust or joint venture. “ Non - Canadian ” means a person who is not a Canadian for purposes of the Investment Canada Act . “ permanent resident ” shall have the meaning ascribed to it in subsection 2(1) of the Immigration and Refugee Protection Act (Canada) , namely a person who has acquired permanent resident status and has not subsequently lost that status. IF YOU DO NOT COMPLETE THE RESIDENCY DECLARATION OR IF IT IS DETERMINED BY TELESAT CORPORATION OR THE TRANSFER AGENT THAT YOU INCORRECTLY INDICATED (THROUGH INADVERTENCE OR OTHERWISE) THAT YOU ARE CANADIAN, YOU WILL BE DEEMED TO BE A PERSON THAT IS A NON - CANADIAN HOLDER Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. DD / MM / YY Date Signature(s) Signing Capacity